                                                                  EXHIBIT (a)(9)

                        SUPPLEMENT TO OFFER TO PURCHASE
                              DATED MARCH 17, 1998
                FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK
                (INCLUDING THE ASSOCIATED STOCK PURCHASE RIGHTS)

                                       OF

                                 GRIST MILL CO.
                                       AT

                              $14.50 NET PER SHARE

                                       BY

                         IHF/GM ACQUISITION CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                         INTERNATIONAL HOME FOODS, INC.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
                    TIME, ON MONDAY, APRIL 13, 1998, UNLESS
                             THE OFFER IS EXTENDED.

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.
April 2, 1998

     The information set forth herein supplements the Offer to Purchase (the "Offer to Purchase") dated March 17, 1998 prepared and distributed in connection with the offer by IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), to purchase all outstanding shares of common stock ("Common Stock"), par value $0.10 per share, of Grist Mill Co., a Delaware corporation (the "Company"), including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), at a price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (as each of such may be amended or supplemented from time to time). All capitalized terms shall have the meanings assigned to them in the Offer to Purchase, as amended to date, unless otherwise indicated herein.

PROJECTIONS

     The discussion contained under the heading, "Projections" of Section 8 "Certain Information Concerning the Company" of the Offer to Purchase is restated as follows:

          "To the knowledge of Purchaser, Parent and IHF, the Company does not as a matter of course make public forecasts as to its future economic performance. However, in connection with IHF's due diligence investigation of the Company, the Company provided IHF with estimates of net sales and net earnings for the fiscal year ending on May 31, 1998 of $106.2 million and $5.4 million, respectively. Such estimates are hereinafter collectively referred to as the "Projections."

          THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION REGARDING PROJECTIONS, NOR WERE THEY PREPARED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PREPARATION AND PRESENTATION OF FINANCIAL PROJECTIONS. THE PROJECTIONS DO NOT PURPORT TO PRESENT OPERATIONS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND HAVE NOT BEEN AUDITED, COMPILED OR OTHERWISE EXAMINED BY INDEPENDENT ACCOUNTANTS. THE PROJECTIONS WERE INCLUDED HEREIN ONLY BECAUSE SUCH INFORMATION WAS PROVIDED TO PURCHASER, PARENT AND IHF IN CONNECTION WITH THEIR DUE DILIGENCE INVESTIGATION OF THE COMPANY. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PROJECTIONS. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL AND NONE OF WHICH WERE SUBJECT TO APPROVAL BY PURCHASER, PARENT OR IHF. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE TO BE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS.

          IN LIGHT OF THE UNCERTAINTIES DESCRIBED ABOVE AND THE UNCERTAINTIES INHERENT IN PROJECTIONS OF ANY KIND, THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY OF PURCHASER, PARENT, IHF, THE COMPANY OR THEIR RESPECTIVE FINANCIAL ADVISORS CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED UPON AS SUCH. NONE OF PURCHASER, PARENT, IHF OR THEIR FINANCIAL ADVISOR ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS. NONE OF PURCHASER, PARENT, IHF, OR THEIR FINANCIAL ADVISOR HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THE PROJECTIONS AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.

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          Purchaser, Parent and IHF have been informed by the Company that certain of the key factors and assumptions considered by the Company's management in preparing the Projections were as follows:

             (i) Actual results for the six month period ending November 28, 1997. During this period the Company generated $2.7 million in net earnings on sales of $54.7 million.

             (ii) Then anticipated growth in the Company's core grocery business which was then estimated to lead to sales growth for fiscal year 1998 of approximately 8% for the Company's core grocery business. This projected growth over the prior year was attributable primarily to the Company's wholesale snack bar business which was then estimated to have a projected growth from fiscal year 1997 of approximately 23% for fiscal year 1998.

             (iii) Then anticipated decline in the Company's contract sales of $9.5 million or 44% from the prior year offsetting core grocery growth. The Company's largest contract customer had reduced the amount of product ordered from the Company compared to fiscal year 1997.

             (iv) Slightly higher operating margins were then projected over the six month period ending May 31, 1998 reflecting the product mix being more heavily weighted to the Company's higher margin core products."

CERTAIN CONDITIONS OF THE OFFER

     The discussion contained under Section 14 "Certain Conditions of the Offer" of the Offer to Purchase is restated as follows:

          "Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment any Shares tendered, may postpone the acceptance for payment and, to the extent permitted by the Merger Agreement, may amend or terminate the Offer if, (i) as of the Expiration Date, the Minimum Condition has not been satisfied, (ii) as of the Expiration Date, any applicable waiting periods under the HSR Act shall not have expired or been terminated, (iii) as of the Expiration Date, the financing necessary for the consummation of the Offer shall not have been received by Parent or (iv) at any time on or after the date of the Merger Agreement and prior to the Expiration Date (except in the case of clause
     (a) below which shall be determined as of the Expiration Date) any of the following events shall have occurred and as of such date be continuing:

             (a) there shall be pending any Injunction (as defined in the Merger Agreement), proceeding, action, suit or litigation by any Governmental Entity (as defined in the Merger Agreement) that seeks to (i) challenge the acquisition by Parent, Purchaser or any of their respective affiliates or subsidiaries of Shares pursuant to the Offer or restrain, prohibit or delay the making or consummation of the Offer or the Merger,
        (ii) make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (iii) impose material limitations on the ability of Parent, Purchaser, the Company or any of their respective affiliates or subsidiaries effectively to acquire or hold, or to require Parent, Purchaser, the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of their assets or business, (iv) impose material limitations on the ability of Parent, Purchaser, the Company or any of their respective affiliates or subsidiaries to continue to conduct, own or operate, as heretofore conducted, owned or operated, all or any material portion of their business or assets, (v) impose or result in material limitations on the ability of Parent, Purchaser or any of their respective affiliates or subsidiaries to exercise full rights of ownership of the Shares purchased by them, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company, or (vi) prohibit or restrict in a material manner the financing of any of the transactions contemplated by the Transaction Documents (as defined in the Merger Agreement).

             (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, any Law (defined as any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties

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

        or assets), or there shall have been issued any decree, order or injunction, that results in any of the consequences referred to in subsection (a) above;

             (c) other than any event relating to (i) the economy or securities markets in general or (ii) the industries or markets in which the Company operates and not relating specifically to the Company, there shall have occurred any event or events (whether or not covered by insurance) that, individually or in the aggregate, have had, or would be reasonably expected to have, a Material Adverse Effect (as defined in the Merger Agreement) on the Company;

             (d) there shall have occurred and be continuing (i) any general suspension of trading in, or general limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of forty-eight hours, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity, involving the United States having a significant adverse effect on the functioning of the financial markets in the United States, (iv) any material limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, or
        (v) in the case of clauses (iii) and (iv) above, if existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

             (e) any of the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any "Materials Adverse Effect," "materiality" or similar qualifications contained therein) shall not be true and correct in all respects as of the date of the Merger Agreement and (except to the extent that such representations and warranties speak as of an earlier date) as of the Expiration Date as though made on and as of such date except for breaches that would not, individually or in the aggregate with any other breaches on the part of the Company (i) have a Material Adverse Effect on the Company or (ii) materially adversely affect the ability of the parties to the Merger Agreement to consummate the transactions contemplated thereby;

             (f) the Company shall not have performed in all material respects (without giving effect to any "Material Adverse Effect," "materiality" or similar qualifications contained therein) all obligations required to be performed by it under the Merger Agreement at or prior to the acceptance of Shares for payment pursuant to the Offer.

             (g) the Merger Agreement shall have been terminated in accordance with its terms;

             (h) (i) the Board of Directors of the Company shall have failed to make or shall have withdrawn or modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its recommendation of the Offer, the Merger Agreement or the Merger, or approved or recommended any Acquisition Proposal or any other acquisition of the Shares other than the Offer and the Merger, or (ii) any person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to any Acquisition Proposal;

             (i) the Company shall have failed to amend the Company's by-laws as provided under Section 1.4(a) of the Merger Agreement;

             (j) each of the representations and warranties contained in the Stockholder Agreement of the Selling Stockholder shall not be true and correct in all respects as of the date of the acceptance of Shares for payment pursuant to the Offer as though made on and as of such date;

             (k) the Company or the Selling Stockholder shall have not performed in all material respects or shall have otherwise materially breached or threatened to materially breach any obligations required to be performed by the Company or such Stockholder under the Stockholder Agreement at or prior to the acceptance of Shares for payment pursuant to the Offer;

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

             (l) (i) any person has become an Acquiring Person (as defined in the Rights Agreement), (ii) a Stock Acquisition Date (as defined in the Rights Agreement) has occurred, or (iii) a Flip-In Event (as defined in the Rights Agreement) has occurred; or

             (m) the beneficial and record holders of Options relating to not less than 90% of the shares of Company Common Stock that may be issued upon the exercise of all Options (whether or not vested) shall have not executed and delivered to the Company an Option Release Agreement.

The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (including, without limitation, any action or inaction by Purchaser or any of its affiliates, but except for a breach by Purchaser or any of its affiliates of the Merger Agreement) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time."

BYLAW AMENDMENT

     During the course of the telephonic meeting of the Company's Board of Directors held on March 10, 1998, the Board unanimously adopted an amendment to the Company's bylaws, which amendment was required to be effected pursuant to the terms of the Merger Agreement. The amendment modified Section 7 of Article II of the Company's bylaws to conform to Section 228 of the DGCL. Prior to said amendment, the section purported to require unanimous consent in order for stockholders to act by written consent in lieu of a meeting. As amended, the section now permits action to be taken by written consent of stockholders in lieu of a meeting if a consent or consents to such action are signed by the holders of outstanding shares of Common Stock having not less than the minimum number of votes that would be necessary to authorize such actions at a meeting at which all shares entitled to vote thereon were present and voted.

STATE OF INCORPORATION

     Purchaser, Parent and IHF are Delaware corporations.

HSR ACT

     On March 26, 1998, the waiting period under the HSR Act expired without any action on part of the U.S. Department of Justice or the Federal Trade Commission.

CERTAIN LEGAL MATTERS

     The initial paragraph of Section 15 "Certain Legal Matters" of the Offer to Purchase is restated as follows:

          "Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, neither Purchaser not Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any Governmental Authority that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Section 15, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if

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

     such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment any Shares tendered. See
     Section 14 above for certain conditions to the Offer."

SETTLEMENT OF LITIGATION

     On March 20, 1998, Plaintiff filed an amended complaint with the Court (the "Amended Complaint") and added Purchaser as a Defendant. The Amended Complaint repeats the claim that the Company's directors breached their fiduciary duties in connection with their recommendation of the transaction and alleges new claims which include, among others, the lack of certain disclosures in the
Schedule 14D-1 and Schedule 14D-9. The Amended Complaint seeks as relief, among other things, an order enjoining consummation of the proposed transaction and requiring the Company to make additional disclosures to the Company's stockholders concerning the proposed transaction.

     IHF and Purchaser believe the allegations in the Amended Complaint are without merit. However, IHF and Purchaser believe that this litigation could delay and cause uncertainty with respect to the acquisition of Shares in connection with the Offer and consummation of the Merger. Accordingly, representatives of the Defendants entered into discussions with counsel for Plaintiff concerning a potential settlement of the action.

     The Defendants entered into an agreement in principle on March 31, 1998 with Plaintiff to settle the action. Pursuant to the agreement in principle, the Company has agreed to make certain additional disclosures in the Schedule 14D-9. In connection with the agreement in principle, Plaintiff agreed that it will refrain from further proceedings and withdraw its motion for a preliminary injunction pending approval of a final settlement agreement by the Court. Finally, pursuant to the agreement in principle, the Defendants agreed not to oppose an application by Plaintiff's counsel for an award of counsel fees and expenses not to exceed $200,000 in the aggregate. If the fee application is approved, such amount will be payable by the Company.

                                                  IHF/GM ACQUISITION CORPORATION

April 2, 1998

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

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                  By Mail:                                      By Facsimile
          ChaseMellon Shareholder                              Transmission:
              Services, L.L.C.                                 (201) 329-8936
            Post Office Box 3301
         South Hackensack, NJ 07606                         To Confirm Facsimile
            Attn: Reorganization                          Transmission Only Call:
                 Department                                    (201) 296-4860
                  By Hand:                                 By Overnight Courier:
          ChaseMellon Shareholder                         ChaseMellon Shareholder
              Services, L.L.C.                                Services, L.L.C.
         120 Broadway -- 13th Floor                          85 Challenger Road
             New York, NY 10271                            Mail Drop Reorg. Dept.
            Attn: Reorganization                         Ridgefield Park, NJ 07660
                 Department

Any questions and request for assistance or additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and addresses below. You may also contact your local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                            New York, New York 10010
                        (212) 929-5000 (Call Collect) or
                         Call Toll-Free (800) 322-2885

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.
                                270 Park Avenue
                            New York, New York 10017
                         (212) 270-4867 (Call Collect)